Exhibit (a)(2)(A)

Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
Telephone: (805) 879-6000

December 12, 2008

To Our Shareholders:

We are pleased to inform you that on December 1, 2008, Mentor Corporation (“Mentor”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Johnson & Johnson (“Parent” or “Johnson & Johnson”) and Maple Merger Sub, Inc., a wholly owned subsidiary of Johnson & Johnson (“Offeror”).

Pursuant to the Merger Agreement, Offeror has commenced a cash tender offer to purchase all of the issued and outstanding shares of Mentor’s common stock (the “Common Stock” or the “Shares”), at a purchase price of $31.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase and the related materials accompanying this letter. Unless extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 12, 2009 (which is the end of the day of January 12, 2009). If completed, the tender offer will be followed by the merger of Offeror with and into Mentor. In this merger, all shares of Common Stock, other than those owned by Mentor, Johnson & Johnson or Offeror and other shares for which dissenters’ rights are perfected under Minnesota law, will be converted into the right to receive the Offer Price per share of Common Stock net in cash, without interest and less any required withholding taxes.

Mentor’s board of directors has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the shareholders of Mentor that Mentor enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Mentor and the shareholders of Mentor and (iv) recommended that the shareholders of Mentor accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement. In arriving at its recommendations, Mentor’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Also accompanying this letter is a copy of Offeror’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Offeror’s tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

The management and directors of Mentor thank you for the support you have given Mentor and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

/s/ Joshua Levine
Joshua Levine
President and Chief Executive Officer